UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

CHANGES TO CORPORATE BYLAWS

Guadalajara, Jalisco, Mexico, October 2, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today distributed the following letter to its shareholders:

To our shareholders:

On December 30, 2005, the new Securities Market Law (the “Law”) was published in the Official Journal of the Federation. The Law became effective 180 days after its publication, on June 28, 2006.

The Board of Directors of Grupo Aeroportuario del Pacífico, S.A. de C.V. (the Company) has determined to hold a General Extraordinary Shareholders’ meeting in order to amend the Company’s bylaws to conform them to the corporate governance practices established by the Law, as well as to make other adjustments in order to clarify certain articles of the Company’s bylaws as described below.

Consequently, the bylaw amendments that are being proposed to the Company’s shareholders would make our bylaws consistent with the structure established by the Law for public companies, while maintaining compliance with agreements entered into with the federal government in connection with the Company’s privatization (Participation Contract, Technical Assistance and Technology Transfer Contract).

The Law’s objective, as is stated therein, is to establish a system of regulation that meets standards existing in the world’s principal securities markets, increase the transparency of the securities market, strengthen investor confidence and deepen the mechanisms designed to provide adequate protection to public security holders.

The Law establishes principles to govern securities market participants, most of which are not new but have been amply tested over time, but with certain adjustments and new requirements that the current environment demands. In terms of public companies, the objective of the Law can be summarized as the following: “to consolidate the regulation applicable to those public companies, whose shares are listed on the stock exchange in order to improve their organization and functioning via the modernization of corporate structures and the division of responsibilities, making these conform more with actual practice.” In many ways, the Law adjusts legal regulations to actual practice.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

As a result, the Law foresees the reorganization of public companies, that is, those companies whose shares trade on a stock exchange, via the following: (i) the treatment of groups of companies as single economic entities; (ii) the redefinition of the functions of the board of directors, board committees and officers of a company; (iii) the redefinition of the responsibilities of advisors, directors and external auditors, and (iv) other adjustments to the regulation of public companies.

Below are described the main reforms applicable to the organization of public companies:

a)

Redefinition of the responsibilities of the board of directors. The Law assigns the board of directors the general function of defining strategies and policies, which must be executed by the company’s management, the administration and leadership of the businesses and the creation and maintenance of the accounting, control and registry systems of the company. The functions of the board of directors ensure a regime of supervision by the board, which relies on one or more committees made up of independent board members to oversee the auditing and corporate governance practices, as well as the external auditor.

b)

Redefinition of the responsibilities of the Chief Executive Officer. The Law states that the Chief Executive Officer is responsible for: (i) the administration and management of day-to-day business; (ii) the creation and maintenance of the accounting, control and registry systems; (iii) overseeing compliance with shareholder and board decisions, and (iv) the dissemination of all relevant information.

c)

Elimination of the commissary. The Law provides for the elimination of the commissary, which does not imply the elimination of the functions that traditionally correspond to this position. On the contrary, the Law establishes that the functions will be distributed among the board of directors, the audit and corporate practices committees and the independent external auditor.

d)

Recognition of the external auditor. The Law recognizes the external auditor and limits the external auditor’s participation in the Company to the auditing of the financial statements, expressly specifying the external auditor’s responsibilities. It is required that the external auditor must not be in any way related to the Company, outside of the audit function.

e)

Specification of the oversight functions of committees. One or more committees, comprised of independent advisors are introduced in order to support, in an impartial manner, the oversight responsibilities of the board of directors. The main functions of these committees are the supervision of accounting and internal controls, as well as corporate governance practices.

The objective of the auditing committee is to supervise the Company’s entire accounting process. The objective of the corporate practices committee is to reduce the potential risk of the company entering into transactions that are disadvantageous to the company’s shareholders or that favor a certain group of shareholders.

The Law allows that one committee is able to fulfill both the auditing as well as the corporate practices functions.

f)

Responsibilities of advisors, directors and external auditors. The Law establishes as the principal mandate of these persons the creation of wealth without favoring one shareholder or determined group of shareholders. Therefore, these are expected to diligently adopt well thought-out decisions that are in the best interests of the Company.

Diligence and loyalty are considered to be ruling principles in the conduct of these persons. Diligence is associated with corporate ethics that demand the investment of time and efforts to create value for the Company. On the other hand, the responsibility of loyalty demands putting shareholders interests before one’s own, also in order to create value for the Company.

The Law allows discretion to these persons, avoiding creating a perception of risk that could inhibit decision-making.

g)

Other requirements for Public Companies. In addition to the changes previously mentioned, the Law includes various other aspects, including: (i) innovation in the regulation of corporate processes; (ii) certain changes in minority shareholder rights; (iii) specificity in the definition of materiality; (iv) the regulation of public offerings and acquisitions, and (v) redefinition of protections against hostile takeovers.

As previously mentioned, the proposal to reform the Company’s bylaws in order to conform the Company’s corporate governance practices to the Law also includes certain other changes such as: (i) limiting Series BB shareholder voting rights in the case that they own up to 10% of our capital stock in the form of Series B shares, (ii) broadening the purpose of the Company and making related adjustments to the functions and powers of the board of directors and (iii) specifying the procedure whereby Series B shareholders who hold 10% of the Company’s capital stock have the ability to elect a member of our board of directors. These changes are reflected in the proposed amended bylaws prepared by the Company, which are available with the Board Secretary Lic. Mario Roberto Martinez Guerrero, at Paseo de los Tamarindos 400-A, piso 20, Colonia Bosques de las Lomas, 05120, Mexico, DF.

As a result of the proposed reforms: (i) the Company is transformed into a public company in compliance with the Law, (ii) the Company’s bylaws are reformed, particularly in terms of corporate governance, the reorganization of corporate structures, and the redistribution of functions within Company and (iii) for the benefit of the Company and its shareholders, we take advantage of flexibility granted by the Law to public companies, conforming the bylaws to the reality of our business, while respecting existing agreements with the Mexican government.

Sincerely,
Carlos del Río
Chief Executive Officer

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 3, 2006